BACCHUS LAW GROUP	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Corporate & Securities Law	Tel 604.732.4804
Fax 604.408.5177

July 13, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Novori Inc. (the “Company”)
Registration Statement on Form SB-2
Filed December 15, 2005, April 11, 2006, June 8, 2006 and June 22, 2006
File No. 333-130344

We are counsel for the Company and we write this letter on behalf of the Company. At this time we respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Tuesday, July 18, 2006 at 11:00 am EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require any further information.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC